UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                           GEOTEK COMMUNICATIONS, INC.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    373654102
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 1998
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 17 Pages

                                                              Page 2 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               18,633,701
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 18,633,701
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            16.17%/1/

14       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 3 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               18,633,70/1/
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 18,633,701
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,633,701/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            16.17%/1/

14       Type of Reporting Person*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 4 of 17 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 2,438,904
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.34%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 5 of 17 Pages


                                  SCHEDULE 13D

CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               2,438,904
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 2,438,904
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,438,904/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.34%/1/

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 6 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                               1,768,285
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 1,768,285
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,768,285/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.69%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 7 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               884,107
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 884,107
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            884,107/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.85%/1/

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 8 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 2,652,392
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.54%/1/

14       Type of Reporting Person*

         OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                              Page 9 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                               2,652,392
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                 2,652,392
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,652,392/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.54%/1/

14       Type of Reporting Person*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 10 of 17 Pages


                                  SCHEDULE 13D
CUSIP No. 373654102

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                               23,964,997
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                0
    Each
  Reporting                 9       Sole Dispositive Power
   Person                                 23,964,997
    With
                           10       Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,964,997/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                             20.66%/1/

14       Type of Reporting Person*

         IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

1. See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person has the right to acquire under certain circumstances.

                                                             Page 11 of 17 Pages


          This Amendment No. 14 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer"). This Amendment No. 14 supplementally amends the initial statement on
Schedule 13D dated November 9, 1993 and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 14 is being filed by the Reporting Persons to report that certain of the Reporting Persons have received Shares as a result of converting a portion of their Series P Stock pursuant to the provisions of the Certificate of Designation of the Series P Stock. As a result, the percentage of Shares of which certain of the Reporting Persons may be deemed the beneficial owner has increased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.        Source and Amount of Funds or Other Consideration.

          The Reporting Persons set forth below converted a portion of their Series P Stock into Shares pursuant to the provisions of the Certificate of Designation of Series P Stock, and received such Shares on May 11, 1998:

               (i) S-C Rig III converted 90 shares of Series P Stock into 4,525,890 Shares;
               (ii) Winston L.P. converted 30 shares of Series P Stock into 1,508,630 Shares;
               (iii) Winston LDC converted 20 shares of Series P Stock into 1,005,753 Shares; and
               (iv) Winston LLC converted 10 shares of Series P Stock into 502,877 Shares.

Item 5.        Interest in Securities of the Issuer.

          (a) (i) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 18,633,701 (approximately 16.17% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account, except for the Series P Stock not herein reported as being converted). This number consists of
(i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 Shares issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, (vi) 112,500 Shares issuable upon exercise of the June Warrants held for the account of S-C Rig III, (vii) 510,000 Shares issuable upon exercise of the 510,000 Series P Initial Warrants and (viii) 7,543,252 Shares held for the account of S-C Rig III.

                                                             Page 12 of 17 Pages


          As reported in Amendment No. 10 to the Initial Statement on Schedule 13D filed by the Reporting Persons, the number of Shares into which the Series P Stock is convertible depends, in part, on the "Average Stock Price" (as such term is defined in Amendment No. 10) of the Shares. For the purposes of the remainder of this Item 5, in determining the number of Shares into which the remaining Series P Stock will be convertible, an assumption has been made that the Average Stock Price is $1.00000 per Share. This price approximates the recent trading price of Shares. Based on this price, which fluctuates on a daily basis and is only an estimate for the purposes of this filing, each share of remaining Series P Stock would be convertible into approximately 50,000 Shares.

          Assuming the conversion of all of the remaining Series P Stock held for the account of S-C Rig III, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 21,633,701 (approximately 18.30% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 60 shares of Series P Stock into approximately 3,000,000 Shares.

               (ii) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 2,438,904 (approximately 2.34% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston L.P., except for the Series P Stock not herein reported as being converted). This number consists of (i) the 170,000 Shares issuable upon the exercise of the 170,000 Series P Initial Warrants held for the account of Winston L.P. and (ii) 2,268,904 Shares held for the account of Winston L.P.

         Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston L.P., the aggregate number of Shares of which each of
Winston L.P. and CFM may be deemed a beneficial owner is 3,438,904 (approximately 3.27% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston L.P. of all of the convertible securities held for its account). This number assumes the conversion of 20 shares of Series P Stock into approximately 1,000,000 Shares.

               (iii) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 1,768,285 (approximately 1.69% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account, (iii) 113,333 Shares issuable upon the exercise of the 113,333 Series P Initial Warrants, and
(iv) 1,554,114 Shares held for the account of Winston LDC.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LDC, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 2,434,785 (approximately 2.32% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all of the convertible securities held for its account). This number assumes the conversion of 13.33 shares of Series P Stock into approximately 666,500 Shares.

                                                             Page 13 of 17 Pages



               (iv) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 884,107 (approximately 0.85% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LLC, except for the Series P Stock not herein reported as being converted). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account, (iii) 56,667 Shares issuable upon the exercise of the 56,667 Series P Initial Warrants, and
(iv) 777,142 Shares held for the account of Winston LLC.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the account of Winston LLC, the aggregate number of Shares of which may be deemed a beneficial owner is 1,217,607 (approximately 1.16% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 6.67 shares of Series P Stock into approximately 333,500 Shares.

               (v) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 2,652,392 (approximately 2.54% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC, except for the Series P Stock not herein as being converted). This number consists of (i) 1,768,285 Shares which Winston LDC may be deemed to own beneficially and (ii) 884,107 Shares which Winston LLC may be deemed to own beneficially.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for the accounts of Winston LDC and Winston LLC, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 3,652,392 (approximately 3.46% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC and Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 20 shares of Series P Stock held for the accounts of Winston LLC and Winston LDC into approximately 1,000,000 Shares.

               (vi) Excluding the remaining Series P Stock held by the Reporting Persons after the conversion referred to in Item 3, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 23,964,997 (approximately 20.66% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner, except for the Series P Stock not herein reported as being converted). This number consists of (i) 18,633,701
Shares which S-C Rig III and the General Partner may be deemed to own beneficially, (ii) 40,000 Shares issuable upon exercise of the options held directly for the personal account of Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC, (iv) 2,652,392 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially, and (v) the 2,438,904 Shares of which Winston L.P. and CFM may be deemed to own beneficially.

          Based on the assumptions set forth above with respect to the Series P Stock, assuming the conversion of all of the remaining Series P Stock held for

                                                             Page 14 of 17 Pages


the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 28,964,997 (approximately 23.94% total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III, Winston L.P., Winston LDC and Winston LLC of all of the convertible securities held for their accounts). This number assumes the conversion of 100 shares of Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC into approximately 5,000,000 Shares.

          Despite the increase reported herein in the number of Shares of which each of the Reporting Persons may be deemed a beneficial owner of, the above beneficial ownership percentage is lower than that reported in the previous filing on Schedule 13D due to the fact that, based on information provided by the Issuer's most recent 10K, the outstanding number of Shares has increased since such filing.

          (b) (i) Each of S-C Rig III and the General Partner has sole power to vote and dispose of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of S-C Rig III.

               (ii) Each of Winston L.P. and CFM has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the account of Winston L.P.

               (iii) Winston LDC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

               (iv) Winston LLC has sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for its account.

               (v) Each of Chatterjee Advisors and Chatterjee Management has the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts Winston LDC and Winston LLC.

               (vi) Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

          Dr. Chatterjee also may be deemed to have the sole power to vote and dispose of the 240,000 Shares issuable upon exercise of the 40,000 options held directly by him and the 200,000 options held by XTEC.

          (c) Except as disclosed in Item 3, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since March 21, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of S-C Rig III, including Tivadar Charitable Lead Trust, created under agreement dated 9/30/82 by Mr. George Soros as

                                                             Page 15 of 17 Pages

grantor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig III in accordance with their partnership interests in S-C Rig III.

               (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               (iii) The shareholders of each of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, and Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of each of Winston LDC and Winston LLC, respectively, in accordance with their ownership interests in Winston LDC and Winston LLC.

               (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the 40,000 options described herein as being held directly for his personal account.

               (v) The shareholders of XTEC, including Dr. Chatterjee, have the right to receive dividends from, or proceeds from the sale of, the 200,000 options described herein as being held for the account XTEC in accordance with their ownership interests in XTEC.

          (e)  Not applicable.

                                                             Page 16 of 17 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


May 20, 1998                            S-C RIG INVESTMENTS-III, L.P.

                                        By:  S-C RIG CO., its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Vice President

                                        S-C RIG CO.

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President

                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 17 of 17 Pages



                                        WINSTON PARTNERS II LDC

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC
                                             its Manager

                                             By:  /S/ PETER HURWITZ
                                                  --------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                        CHATTERJEE MANAGEMENT COMPANY

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact